                                                              Exhibit 12(a)


                        J. C. Penney Company, Inc.
                    (the Company and all subsidiaries)

   Computation of Ratios of Available Income to Combined Fixed Charges
                 and Preferred Stock Dividend Requirement

                                               52 weeks      52 weeks
                                                ended         ended
                                               July 29,      July 30,
                                                 1995          1994

($ Millions)
Income from continuing operations
  (before income taxes,
  before capitalized interest,
  but after preferred stock dividend)          $ 1,508       $ 1,620

Fixed charges

  Interest (including capitalized
   interest)

     On operating leases                            95           97
     On short term debt                            120           62
     On long term debt                             236          225
     On capital leases                               6            9
     Other, net                                      0            0
         Total fixed charges                       457          393

Preferred stock dividend, before taxes              49           51

Combined fixed charges and preferred stock
  dividend requirement                             506          444

Total available income                         $ 2,014      $ 2,064

Ratio of available income to combined
  fixed charges and preferred stock
  dividend requirement                             4.0          4.6



The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above.

The Company believes that, due to the seasonal nature of its business, ratios for a period other than a 52 week period are inappropriate.

                                                              Exhibit 12(b)




                        J. C. Penney Company, Inc.
                    (the Company and all subsidiaries)

        Computation of Ratios of Available Income to Fixed Charges

                                               52 weeks     52 weeks
                                                ended        ended
                                               July 29,     July 30,
                                                 1995         1994

($ Millions)
Income from continuing operations
  (before income taxes and
  before capitalized interest)                 $ 1,557       $ 1,671

Fixed charges

  Interest (including capitalized
   interest)

     On operating leases                            95            97
     On short term debt                            120            62
     On long term debt                             236           225
     On capital leases                               6             9
     Other, net                                      0             0
         Total fixed charges                       457           393

         Total available income                $ 2,014       $ 2,064

Ratio of available income to fixed charges         4.4           5.2



The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above.

The Company believes that, due to the seasonal nature of its business, ratios for a period other than a 52 week period are inappropriate.